C$400,000,000	Filed pursuant to rule 433

4.625% Notes due 2017	File No. 333-132177
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Aa1/AA-/AA+/AA (Moody’s / S&P / Fitch/DBRS)
Trade Date:	January 10, 2007
Settlement Date:	January 17, 2007 (T+4 days)
Maturity:	January 17, 2017
Par Amount:	Canadian dollars 400,000,000
Ranking:	Senior
Semiannual Coupon:	4.625% per annum
Public Offering Price:	99.470%
Spread:	+62 basis points over the interpolated yield curve (CAN 4.00% 06/01/2016 and CAN 8.00% 06/01/2023
Benchmark Bond:	CAN 4.00% 06/01/2016
Benchmark Canada Price:	99.500%
Benchmark Bond Yield:	4.064%
New Issue Yield:	4.692%
Net Proceeds to Citigroup:	C$ 396, 280,000 (before expenses)
Interest Payment Dates:	Semiannually in equal installments on January 17 and July 17 of each year. Following business day convention (New York and Toronto).
First Coupon:	July 17, 2007.
Day Count:	Equal semi-annual installments. For a period of less than a full semi-annual period, Actual/365.
Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Depository and Settlement:	CDS
Clearing Systems:	CDS/Euroclear/Clearstream
Form of Note:	Registered Global Note
Governing Law:	New York
Documentation:	SEC registered, Canadian wrap for sales to Canadian accredited investors.
Minimum Denomination / Multiples:	C$ 100,000/ multiples of C$ 1,000 in excess thereof
Sole Book Manager:	Merrill Lynch Canada Inc.
Joint Lead Manager:	Citigroup Global Markets Inc.
Co-Managers:	National Bank Financial Inc. RBC Dominion Securities Inc. TD Securities Inc.
CUSIP:	172967 DX 6
ISIN:	CA172967DX65
Common Code:	028307225
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.